marineharvest
NORWEGIAN HOT SMOKED
SALMON
NATURAL
COLD SMOKED LOIN
SALMON
Selection
150g
COLD SMOKED NORWEGIAN
SALMON
Selection
320g
COLD SMOKED SALMON Marinated Salmon FRESH SALMON Salmon Specialities Frozen Salmon Gourmet Selection HOT SMOKED Trout WHOLE SIDE SALMON Sockeye

Q3	/	2016	/	THIRD QUARTER
MARINE HARVEST GROUP
•
All-time high Operational EBIT of EUR 180 million. Financial EBIT of EUR 274 million
•
Seasonally record high salmon prices on strong demand and decline in supply
•
Positive Operational EBIT in Chile
•
Record high production and operational result in Feed
•
Quarterly dividend of NOK 2.30 per share

© Marine Harvest Group	1

Q3|2016

HIGHLIGHTS - THIRD QUARTER 2016

•	All-time high Operational EBIT of EUR 179.9 million. Financial EBIT of EUR 273.6 million.

•	Seasonally record high salmon prices on strong demand and decline in supply.

•	Harvest volume slightly above guidance for the third quarter.

•	Estimated harvest volumes for 2016 have been reduced from 400 000 to 381 000 GWE as a result of biological issues.

•	Production cost increased in Norway and Scotland.

•	Positive Operational EBIT in Chile.

•	Operational EBIT for Consumer Products negatively impacted by the substantial rise in raw material prices, but strong growth in several markets.

•	Consumer Products' UK plant at Rosyth with break-even results in the third quarter, in accordance with guidance.

•	Net cash flow per share of EUR 0.26, and Underlying earnings per share (EPS) of EUR 0.29.

•	Return on capital employed (ROCE) 29.5% and Net interest-bearing debt (NIBD) of EUR 876.7 million.

•	A quarterly dividend of NOK 2.30 per share, will be paid out to the shareholders as a repayment of paid in capital.

Main figures 1)	Q3 2016	Q3 2015	YTD Q3 2016	YTD Q3 2015	2015
EUR million
Operational revenue 2)	850.0	751.8	2 491.7	2 254.4	3 121.1

Operational EBITDA 3)	214.6	113.0	546.7	362.1	486.6
Operational EBIT 3)	179.9	77.9	440.8	257.1	346.8

EBIT	273.6	126.4	646.9	148.9	345.3
Net financial items	-44.7	-83.4	-163.5	-49.3	-95.2
Profit or loss for the period	157.9	22.5	328.4	66.6	158.3

Cash flow from operations	166.6	64.0	530.0	210.4	233.3

Total assets	4 443.3	3 955.2	4 443.3	3 955.2	4 196.1
NIBD 4)	876.7	917.9	876.7	917.9	999.7

EPS (EUR)	0.35	0.05	0.73	0.15	0.36
Underlying EPS (EUR) 5)	0.29	0.12	0.71	0.39	0.52
Net cash flow per share (EUR) 6)	0.26	0.04	0.98	0.15	0.01
Dividend declared and paid per share (NOK)	3.20	1.30	6.30	3.80	5.20
ROCE 7)	29.5%	12.1%	23.5%	12.8%	13.1%
Equity ratio	44.3%	47.5%	44.3%	47.5%	45.2%

Harvest volume (GWE, salmon)	97 215	105 963	280 987	309 598	420 148

Operational EBIT per kg (EUR) - Total 8)	1.85	0.73	1.57	0.83	0.83

Norway	1.98	1.25	1.99	1.33	1.37
Scotland	0.60	0.69	0.58	0.60	0.35
Canada	2.63	0.14	2.30	0.34	0.34
Chile	1.44	-0.72	-0.53	-0.67	-0.82

1)
This interim report is unaudited. Presentation currency has been changed from NOK to EUR from January 1, 2016, with retrospective application for comparative figures, see Note 2 and Note 13. Please refer to the interim report on form 6-K for detailed descriptions and reconciliations of non-IFRS measures such as Operational EBIT, Operational EBITDA, Operational revenue, NIBD, underlying EPS and ROCE.

2)
Operational revenue: Revenue and other income, including realized gain/loss from currency derivatives related to contract sales of Norwegian origin, and excluding change in unrealized salmon derivatives.

3)
Calculated by excluding the following items from financial EBITDA/EBIT: Change in unrealized internal margin, change in unrealized gains/losses from salmon derivatives, net fair value adjustment on biomass, onerous contract provisions, restructuring costs, income from associated companies, impairment losses of fixed assets/intangibles and other non-operational items. Operational EBIT also includes realized gain/loss from currency derivatives related to contract sales of Norwegian origin. A reconciliation between Operational EBIT and financial EBIT is provided on the next page, and we also refer to the interim report on form 6-K for further information. The largest individual difference between Operational EBIT and financial EBIT is the net fair value adjustment on biomass according to IFRS, which is a volatile figure impacted by estimates of future salmon prices as well as other estimates.

4)	NIBD: Total non-current interest-bearing debt, minus total cash, plus current interest-bearing debt and plus net effect of currency derivatives on interest-bearing debt.

5)	Underlying EPS: Operational EBIT adjusted for accrued interest payable, with estimated weighted tax rate - per share.

6)	Net cash flow per share: Cash flow from operations and investments, net financial items paid and realized currency effects - per share.

7)
ROCE: Annualized return on average capital employed based on EBIT excluding net fair value adjustment on biomass, onerous contract provisions and other non-operational items / Average NIBD + Equity, excluding net fair value adjustment on biomass, onerous contract provisions and net assets held for sale, unless there are material transactions in the period.

8)	Operational EBIT per kg including allocated margin from Feed and Sales and Marketing.

© Marine Harvest Group	2

Q3|2016

PROFIT - FINANCIAL RESULTS IN THE QUARTER
The Group’s profit hinges on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2015.)

(EUR million)	Q3 2016	Q3 2015
Operational EBIT	179.9	77.9
Change in unrealized internal margin	-18.2	-2.9
Gain/loss from derivatives	-0.2	-1.7
Net fair value adjustment on biomass	91.5	46.4
Onerous contract provisions	5.6	-2.8
Restructuring costs	0.0	-0.9
Other non-operational items	0.0	-0.1
Income from associated companies	15.2	10.4
Impairment losses of fixed assets/intangibles	-0.3	0.0
EBIT	273.6	126.4
Operational EBIT amounted to EUR 179.9 million in the quarter (EUR 77.9 million). The contribution from Feed was EUR 12.4 million (EUR 8.2 million), and Farming contributed with EUR 151.9 million (EUR 46.1 million). Markets contributed with EUR 18.5 million (EUR 17.3 million) and Consumer Products contributed with EUR 2.2 million (EUR 4.6 million).

Operational EBIT of EUR 179.9 million in the period was negatively impacted by exceptional items in the amount of EUR 40.4 million (refer to Note 6).

Earnings before financial items and taxes (EBIT) was EUR 273.6 million (EUR 126.4 million), after a net increase in fair value on biological assets of EUR 91.5 million, mainly due to higher salmon prices.

Financial items

(EUR million)	Q3 2016	Q3 2015
Interest expenses	-12.1	-9.6
Net currency effects	14.2	-30.3
Other financial items	-46.8	-43.6
Net financial items	-44.7	-83.4
Other financial items include an increase in fair value of conversion liability component of the convertible bond of EUR 52.4 million and change in fair value of other financial instruments of EUR 6.0 million.

© Marine Harvest Group	3

Q3|2016

Cash flow and NIBD

(EUR million)	Q3 2016	Q3 2015
NIBD beginning of period	-832.4	-875.5
Operational EBITDA	214.6	113.0
Change in working capital	-19.7	-34.2
Taxes paid	-7.8	-2.1
Other adjustments	-20.5	-12.6
Cash flow from operations	166.6	64.0
Net Capex	-49.6	-43.1
Other investments	-0.3	-2.4
Cash flow to investments	-50.0	-45.5
Net interest and financial items paid	-5.3	-7.0
Other items	4.6	-1.3
Dividend / return of paid in capital	-155.2	-63.7
Translation effect on interest-bearing debt	-5.1	11.2
NIBD end of period	-876.7	-917.9

Cash flow from operations amounted to EUR 166.6 million (EUR 64.0 million), after a seasonal build-up of working capital. Other adjustments include non-cash effect of EUR 18.2 million (EUR 2.9 million) regarding change in unrealized margin which is included in Operational EBITDA.

Net Capex was EUR 49.6 million (EUR 43.1 million).

Currency effect on interest-bearing debt of EUR -5.1 million (EUR 11.2 million) during the quarter is mainly due to the weakening of EUR against NOK.

Quarterly dividend of EUR 155.2 million (EUR 63.7 million), as announced in the report for the second quarter of 2016, was distributed as repayment of paid in capital. This figure includes dividends related to divestment of shares in Grieg Seafood.

GUIDING PRINCIPLE	AMBITION	ACHIEVEMENT
Profitability	ROCE of at least 12% over a cycle (4-5 years)	Q3	29.5%
		YTD	23.5%
Solidity	Long term NIBD target:	September 30, 2016
	EUR 1 050 million	EUR 877 million
	Farming NIBD / kg EUR 1.8	Farming NIBD / kg EUR 1.6

© Marine Harvest Group	4

Q3|2016

PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

	Feed		Farming		Sales and Marketing				Other		Group 1)
					Markets		Consumer Products
EUR million	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015	Q3 2016	Q3 2015
External revenue	5.1	0.2	14.1	20.9	517.3	475.6	313.6	253.6	0.0	1.5	850.0	751.8
Internal revenue	135.4	114.1	551.1	440.5	169.2	88.1	7.6	6.4	3.1	9.8	0.0	0.0
Operational revenue	140.4	114.2	565.2	461.4	686.4	563.8	321.2	260.1	3.1	11.3	850.0	751.8
Operational EBIT	12.4	8.2	151.9	46.1	18.5	17.3	2.2	4.6	-5.1	1.7	179.9	77.9
Change in unrealized margin	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-18.2	-2.9
Gain/loss from derivatives	0.0	0.0	-15.0	-8.0	-5.7	0.0	16.0	8.0	4.5	-1.7	-0.2	-1.7
Net fair value adjustment on biomass, onerous contract provisions	0.0	1.6	97.1	42.2	0.0	0.0	0.0	0.0	0.0	-0.2	97.1	43.6
Restructuring costs	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.1	0.0	-1.2	0.0	-0.9
Other non-operational items	0.0	0.0	0.0	-0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.1
Income from associated companies	0.0	0.0	15.2	10.4	0.0	0.0	0.0	0.0	0.0	0.0	15.2	10.4
Impairment losses of fixed assets	0.0	0.0	0.0	-0.1	0.0	0.0	-0.3	0.1	0.0	0.0	-0.3	0.0
EBIT	12.4	9.8	249.2	90.9	12.8	17.3	17.9	12.7	-0.5	-1.5	273.6	126.4
Operational EBIT %	8.8%	7.2%	26.9%	10.0%	2.7%	3.1%	0.7%	1.8%	na	na	21.2%	10.4%
1) Group adjusted for eliminations.

Marine Harvest follows the overall value creation of the operations based on the salmon’s source of origin. For this reason Operational EBIT related to our Feed and Sales and Marketing operations is allocated back to country of origin. The table below and upcoming performance review provide information consistent with the value creation methodology.

Other units reported Operational EBIT of EUR -5.1 million in the quarter (EUR 1.7 million). The currency effects of foreign currency purchases towards EUR are recognized as income/cost of EUR 0.1 million in Marine Harvest ASA and Marine Harvest Markets Norway respectively (in the third quarter of 2015, currency effects of foreign currency sales towards NOK amounted to EUR 5.5 million).

	SOURCES OF ORIGIN						Other	Group
EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes

OPERATIONAL EBIT
Farming	103.8	3.1	25.0	6.9	4.6	8.6		151.9

Sales and Marketing
Markets	10.2	2.8	2.1	3.0	0.0	0.4	0.0	18.5
Consumer Products	1.9	0.0	0.0	0.0	0.0	0.0	0.3	2.2
Subtotal	115.9	5.9	27.0	9.9	4.6	9.0	0.2	172.6

Feed	12.4							12.4
Other entities 1)							-5.1	-5.1

Total	128.3	5.9	27.0	9.9	4.6	9.0	-4.8	179.9

Harvest volume (GWE, salmon)	64 640	9 811	10 284	6 894	2 901	2 684		97 215

Operational EBIT per kg (EUR) 2)	1.98	0.60	2.63	1.44	1.60	3.37		1.85
- of which Feed	0.19	0.00	0.00	0.00	0.00	0.00		0.13
- of which Markets	0.16	0.29	0.20	0.43	0.01	0.16		0.19
- of which Consumer Products	0.03	0.00	0.00	0.00	0.02	0.00		0.02

ANALYTICAL DATA
Price achievement/reference price (%) 3)	91%	96%	99%	104%	na	105%		94%
Contract share (%)	40%	70%	0%	18%	80%	0%		37%
Quality - superior share (%)	91%	94%	88%	95%	91%	89%		91%
Exceptional items incl in Operational EBIT	-33.7	-5.8	0.0	0.0	-1.0	0.0		-40.4
Exceptional items per kg (EUR)	-0.52	-0.59	0.00	0.00	-0.33	0.00		-0.42

GUIDANCE
Q4 2016 harvest volume (GWE)	62 000	14 000	10 000	7 000	2 500	4 500		100 000
2016 harvest volume (GWE)	234 000	47 000	44 000	37 000	8 000	11 000		381 000
2017 harvest volume (GWE)	252 000	51 000	42 000	45 000	9 000	4 000		403 000
Q4 2016 contract share (%)	54%	55%	0%	24%	82%	0%		45%

1)	Corporate and Holding companies

2)	Including Corporate and Holding companies

3)	Sales and Marketing Price achievement

© Marine Harvest Group	5

Q3|2016

MARKET OVERVIEW
Industry

The historically high unprecedented salmon prices continued in the third quarter on strong demand and decline in global supply. The salmon price in Europe increased by 44% compared to third quarter 2015, while the salmon price in Miami and Seattle increased by 53% and 44% respectively.

Global harvest of Atlantic salmon amounted to 482 000 tonnes in the third quarter, a decrease of approximately 8% compared to the same quarter in 2015. This was in line with expectations and the volume reduction was mainly driven by Chile as a result of the algal bloom described in recent quarterly reports.

Supply	Q3 2016	Change vs	12 month	Q2 2016
	Tonnes GWE	Q3 2015	change	Tonnes GWE
Norway	272 000	-0.7%	-2.5%	248 900
Scotland	36 600	-16.2%	0.9%	35 100
Faroe Islands	14 600	-12.6%	2.4%	17 800
Ireland	3 900	-4.9%	3.8%	2 900
Total Europe	327 100	-3.3%	-1.8%	304 700
Chile	100 000	-24.0%	-6.6%	93 100
North America	36 500	4.3%	9.6%	40 100
Total Americas	136 500	-18.0%	-3.3%	133 200
Australia	13 400	3.1%	10.6%	10 800
Other	5 000	11.1%	-2.6%	5 000
Total	482 000	-7.7%	-2.0%	453 700

Supply from Norway decreased by 1% compared to the third quarter of 2015 which was in line with expectations. Due to biological challenges, harvesting of smaller sized fish continues which is evident from the lower average harvest weights. In addition, more fish than expected were harvested which has reduced the growth potential for the 2015 generation salmon expected to be harvested in Q4 2016 and H1 2017.

Scottish volumes decreased by 16% compared to the same period last year which was slightly more than expected. Biological challenges related to sea lice and AGD impacted the harvesting volumes. Volumes from the Faroe Islands declined by 13% in the quarter compared to the same quarter in 2015.

Volumes from Chile decreased by 24% compared to the third quarter of 2015 which was slightly less than expected. The reduction was driven by the algal bloom earlier in March 2016.

In North America the supply increase of 4% compared to the third quarter of 2015 was in line with expectations. Supply originating from Canada continues to be relatively stable and growing modestly.

Reference prices	Q3 2016	Change vs	Q3 2016	Change vs
	Market	Q3 2015	NOK	Q3 2015
Norway 1)	EUR 6.41	43.9%	NOK 59.54	46.2%
Chile 2)	USD 5.45	52.9%	NOK 45.33	54.8%
Chile, GWE 3)	USD 6.35	63.7%	NOK 52.85	65.7%
North America 4)	USD 3.39	43.7%	NOK 28.21	45.5%
North America GWE 3)	USD 6.94	48.6%	NOK 57.77	50.5%

1)	NASDAQ average superior GWE/kg (gutted weight equivalent)

2)	Urner Barry average D trim 3-4 lbs FOB Miami

3)	Reference price converted back-to-plant equivalent in GWE/kg

4)	Urner Barry average GWE 10-12 lbs FOB Seattle

© Marine Harvest Group	6

Q3|2016

In the market currency, EUR, prices in Europe increased by 44% compared to the third quarter of 2015. Salmon prices increased by 53% in Miami and 44% in Seattle in USD terms.

Market	Q3 2016	Change vs	12 month
distribution	Tonnes GWE	Q3 2015	change
EU	246 800	-0.7%	0.5%
Russia	15 700	-46.4%	-33.1%
Other Europe	17 100	-15.3%	-12.8%
Total Europe	279 600	-6.2%	-3.6%
US	87 800	-4.1%	6.1%
Brazil	18 500	-28.3%	-9.9%
Other Americas	23 900	-20.1%	-4.1%
Total Americas	130 200	-11.6%	1.4%
China/Hong Kong	22 200	11.0%	7.8%
Japan	14 000	-4.8%	13.0%
South Korea / Taiwan	9 200	-20.7%	-8.9%
Other Asia	14 100	-3.4%	12.3%
Total Asia	59 500	-2.3%	6.9%
All other markets	25 900	3.2%	8.0%
Total	495 200	-6.8%	-0.5%

Global consumption declined by 7% in the third quarter compared with the same period in 2015. Release of approximately 13,000 tonnes of frozen inventory primarily from Chile into the Asian, Russian and American markets have contributed to higher consumption than supply in the quarter.

Consumption declined by 1% in the EU in the quarter. On a value basis the salmon category continues to grow , which is evidence of the favorable demand for the product. The continued market developments, in key markets such as Germany and UK, are encouraging. In Russia consumption decreased by 46% compared to the third quarter of 2015, primarily as sourcing from Chile became increasingly challenged by the higher paying fresh US market.

In the US consumption decreased by 4% compared with the same quarter in 2015. The demand developments in the US are positive and salmon continues to gain popularity amongst both distributors and customers. The growth in importation of large sized fresh European salmon to the US market continues. In Brazil consumption declined by 28% compared to the same quarter in 2015. The lack of available Chilean salmon and the higher paying US market are the key drivers.

Consumption in the Asian market decreased by 2% in the quarter compared to the same period last year. The lack of large sized salmon from Europe is the main driver for the decline. The majority of volumes sold into Asia are spot priced based, hence in value terms the Asian market continue to grow at healthy rates.

Source: Kontali and Marine Harvest

© Marine Harvest Group	7

Q3|2016

Marine Harvest
Geographic market presence
Total salmon revenues in the third quarter were distributed as shown in the graph below. Europe is by far the largest market for Marine Harvest’s salmon with 69% of the total revenues (71%). France, Germany and UK are the main markets for our products. As a result of the ban on import of salmon from most European production countries, our sales to Russia originate from the Faroe Islands and Chile.
Sales by product
The Group’s main species is Atlantic salmon. The sales revenue distribution across products was as follows in the third quarter:

Fresh whole salmon represented 45% of total sales revenues (44%), while fresh smoked salmon and fresh and frozen elaborated salmon combined accounted for 43% (44%). The share of smoked and elaborated products decreased somewhat from the first and second quarter, as well as the third quarter of 2015. As the share of sales contracts are higher for these products than for fresh whole salmon, the effect of significant market price increase is higher for whole salmon than for smoked and elaborated products.

Branding and product development efforts
In the third quarter we continued our effort to further develop existing brands, including Mowi and Ducktrap. Our premium brand, Mowi, continued the positive development in the Asian market in the beginning of the third quarter of 2016, but as market prices have increased significantly, it has been challenging to maintain the momentum for this premium product in the third quarter.

Ducktrap, our smoked seafood facility in the US, continues to expand business and strengthen its market position as a leader in the US smoked seafood category. The Ducktrap brand remains a trusted, well-recognized and preferred brand among discerning customers and chefs in the US, with a 5% increase in sales volumes in the third quarter of 2016 compared to the third quarter of 2015.

We are experiencing strong demand in the US market, and several retailers are showing great interest in our products. Our new Dallas plant is expected to open towards the end of the fourth quarter. The new plant will improve market access to an area of the US which today has limited access to fresh fish. Another benefit from the new plant is specially designed machinery for value added products, which will be utilized in our product development efforts for new and existing customers.

© Marine Harvest Group	8

Q3|2016

Price achievement
Prices in the European market were significantly higher than in the third quarter of 2015 due to strong demand and lower volumes available for harvest. Supply contraction contributed to higher prices in Americas in the third quarter. Sales in the third quarter of 2015 were also impacted by the market disruptions caused by the Russian ban on salmon of Norwegian and Scottish origin starting in August 2014.
* Price achievement to the five farming units, Norway, Scotland, Canada, Chile and Faroes.

The global reference price was 45% higher in the third quarter of 2016 compared to the third quarter of 2015. The combined global price achieved was 6% below the reference price in the period. In the third quarter of 2015, the global price achieved was 6% above the reference price. Contribution from contracts relative to the reference price was positive in the third quarter of 2015, but negative in the third quarter of 2016.

Markets
Q3 2016	Norwegian	Scottish	Canadian	Chilean
Contract share	40%	70%	0%	18%
Quality - superior share	91%	94%	88%	95%
Price achievement	91%	96%	99%	104%
The average price achievement is measured vs reference prices in all markets (NASDAQ for Norwegian and Faroese, derived NASDAQ (NASDAQ + EUR 0.41) for Scottish salmon, and Urner Barry for Chilean and Canadian salmon). The ambition over time is to exceed the relevant reference price in all markets.

© Marine Harvest Group	9

Q3|2016

PROFIT - OPERATIONAL PERFORMANCE
Salmon of Norwegian origin

EUR million	Q3 2016	Q3 2015

Operational EBIT	128.3	73.5
EBIT	194.9	125.0

Harvest volume (GWE)	64 640	58 873

Operational EBIT per kg (EUR)	1.98	1.25
- of which Feed	0.19	0.14
- of which Markets	0.16	0.15
- of which Consumer Products	0.03	0.06

Exceptional items incl in op. EBIT	-33.7	-17.9
Exceptional items per kg (EUR)	-0.52	-0.30

Price achievement/reference price	91%	104%
Contract share	40%	43%
Superior share	91%	93%

Financial results
Operational EBIT amounted to EUR 128.3 million (EUR 73.5 million) in the third quarter, which was 1.98 EUR per kg (EUR 1.25). The profitability of the four Norwegian regions showed significant variation in the third quarter with EUR 0.67 per kg separating the best performing region (Region West) from the lowest performing region (Region Mid). Results from the two lowest performing regions are significantly impacted by sea lice challenges (Region Mid), and costs related to ISA (Region North).

Financial EBIT amounted to EUR 194.9 million (EUR 125.0 million).

Spot prices in the third quarter were higher than in the corresponding period in 2015. However, contracts and cost increase driven by higher feed and lice mitigation costs, partially offset the effect of significantly increased spot prices. Exceptional items related to mortality and lice mitigation amounted to EUR 33.7 million in the third quarter (EUR 17.9 million).

Price and volume development
The reference price for Salmon of Norwegian origin increased by 44% compared to the third quarter of 2015 due to strong demand and lower supply. The average reference price in the third quarter was EUR 6.41 per kg.

Marine Harvest had a contract share of 40% for salmon of Norwegian origin in the third quarter, compared to 43% in the third quarter of 2015.

The overall price achieved was 9% below the reference price in the quarter (4% above), mainly due to negative contract contribution in a market with an increased spot price. The superior share was 91% (93%).

Harvested volume in the third quarter was 64 640 tonnes gutted weight (58 873 tonnes gutted weight). The harvest volume was higher than in the comparable quarter last year. This is mainly due to early harvest caused by biological challenges.

© Marine Harvest Group	10

Q3|2016

Costs and operations
The biological cost of harvested fish increased by 17% compared to the third quarter of 2015. The cost of feed per kg harvested salmon was up by 16% compared to the corresponding quarter in 2015 as a result of increased feed conversion rate and increased price of feed.

As in previous periods, sea lice mitigation costs have been high for the harvested generation. The health cost per kg salmon harvested in the third quarter of 2016 increased by 36% compared to the corresponding quarter in 2015. The estimated exceptional cost related to sea lice mitigation and losses amounted to EUR 27.2 million (EUR 17.6 million) in the third quarter of 2016. Per kg harvested, exceptional sea lice mitigation costs amounted to EUR 0.42 (EUR 0.30) in the quarter.

Incident based mortality losses in the amount of EUR 11.5 million were recognized in the quarter, of which EUR 5.1 million is included in the cost of lice mitigation and losses above. Losses from incident based mortality in the third quarter of 2015 were EUR 3.3 million.

The primary challenge for the Norwegian farming operations continues to be sea lice, and substantial effort is put in to mitigate and solve the challenge.

ISA in Region North has negatively impacted Operational EBIT in the third quarter by approximately EUR 7.5 million due to culling and harvest of low weight fish. Operational EBIT for the fourth quarter of 2016 is expected to be negatively impacted by approximately EUR 4 million related to ISA.

The cost development is concerning, and we expect high costs also in the fourth quarter of 2016 for Marine Harvest Norway.

The contract share in the first half of 2017 will be impacted by the reduction of estimated harvest volumes, and is expected to be 52%.

© Marine Harvest Group	11

Q3|2016

Salmon of Norwegian origin by region

Regions	South	West	Mid	North	Total
EUR million	Q3 2016	Q3 2016	Q3 2016	Q3 2016	Q3 2016

Operational EBIT	22.4	47.1	27.5	31.2	128.3

Harvest volume (GWE)	11 171	20 168	16 480	16 822	64 640

Operational EBIT per kg (EUR)	2.01	2.34	1.67	1.86	1.98

Superior share	94%	97%	83%	91%	91%

Regions	South	West	Mid	North	Total
EUR million	Q3 2015	Q3 2015	Q3 2015	Q3 2015	Q3 2015

Operational EBIT	8.2	25.5	17.0	22.8	73.5

Harvest volume (GWE)	8 061	18 980	14 660	17 172	58 873

Operational EBIT per kg (EUR)	1.02	1.34	1.16	1.33	1.25

Superior share	94%	96%	96%	86%	93%

Region South

•	Operational EBIT was EUR 22.4 million in the third quarter (EUR 8.2 million), or EUR 2.01 per kg (EUR 1.02).

•
Biological costs per kg harvested fish in the third quarter increased from the comparable quarter in 2015 due to 11% increase in feed costs as a result of increased feed conversion rate, as well as 72% increase in lice mitigation and treatment costs.

•
Volume harvested was 11 171 tonnes gutted weight (8 061 tonnes). The volume increase is due to higher stocked number of fish in the generation currently being harvested, although this is somewhat offset by lower average harvest weight.

•	Incident based mortality in the amount of EUR 1.6 million was recognized in the quarter due to losses caused by strong sea currents.

•	Seawater production was lower than in the comparable quarter in 2015 due to higher mortality and treatments.

•
Sea lice pressure continues, and sea lice level at the end of the third quarter was higher than at the end of the second quarter, as well as the third quarter in 2015. Non-medicinal lice treatment tools are expected to provide better control going forward.

Region West

•
The best performing region in Marine Harvest Norway in the third quarter of 2016 measured in Operational EBIT per kg. Operational EBIT was EUR 47.1 million in the third quarter (EUR 25.5 million), or EUR 2.34 per kg (EUR 1.34).

•	Biological costs per kg harvested fish in the third quarter increased from the comparable quarter in 2015 due to 16% increase in feed costs and 43% increase in lice mitigation and treatment costs.

•
Volume harvested was 20 168 tonnes gutted weight (18 980 tonnes). The volume increase is due to higher biomass in sea at the start of the quarter, as well as some early harvest due to biological issues.

•	Incident based mortality in the amount of EUR 1.5 million was recognized in the quarter due to lice treatment losses.

•	Seawater production was at the same level as the comparable quarter in 2015.

•
Sea lice is still a challenge for this region. Corrective measures are being implemented in order to reduce lice challenges and mortality losses relating to treatments, including increased smolt weight to reduce time in sea, increased use of non-medicinal lice treatment tools and lice prevention measures.

© Marine Harvest Group	12

Q3|2016

Region Mid

•	Operational EBIT was EUR 27.5 million in the third quarter (EUR 17.0 million), or EUR 1.67 per kg (EUR 1.16).

•
The cost per kg harvested fish remains high also in the third quarter. Health cost increased 13 % compared to the third quarter of 2015. Compared to the third quarter of 2015 feed cost increased by 23%, mainly caused by higher feed conversion rate.

•	Incident based mortality in the amount of EUR 4.6 million was recognized in the quarter mainly due to lice treatment losses.

•	Volume harvested was 16 480 tonnes gutted weight (14 660 tonnes). The increased volume is mainly due to early harvesting caused by biological issues.

•	Seawater production was lower than the comparable quarter in 2015 due to high mortality and early harvesting in addition to low growth caused by lice treatment.

•
The region experiences significant challenges related to sea lice, and we continue our efforts to keep adult females at target levels. We are highly focused on lice levels, lice counting and cleaning of cages and nets. Our focus on fish welfare and the optimization of non-medicinal lice treatment tools remains a top priority.

Region North

•	Operational EBIT was EUR 31.2 million in the third quarter (EUR 22.8 million), or EUR 1.86 per kg (EUR 1.33).

•
Biological costs per kg harvested fish in the third quarter increased from the comparable quarter in 2015 due to 11% increase in feed costs and 7% increase in health costs. The increase in feed costs is mainly due to higher feed conversion rate.

•	ISA outbreak has negatively impacted Operational EBIT in the third quarter by approximately EUR 7.5 million due to culling and harvest of low weight fish.

•	Incident mortality in the amount of EUR 3.9 million was recognized in the quarter due to ISA outbreak, HSMI disease and CMS disease.

•	Sea lice levels at the end of the third quarter were higher than at the end of the comparable quarter in 2015.

•	Volume harvested was 16 822 tonnes gutted weight (17 172 tonnes).

•	Seawater production was lower than in the comparable quarter in 2015 due to higher mortality, culling and early harvest of fish with ISA.

© Marine Harvest Group	13

Q3|2016

Salmon of Scottish origin

EUR million	Q3 2016	Q3 2015

Operational EBIT	5.9	11.5
EBIT	17.9	6.1

Harvest volume (GWE)	9 811	16 586

Operational EBIT per kg (EUR)	0.60	0.69
- of which Markets	0.29	0.29
- of which Consumer Products	0.00	0.02

Exceptional items incl in op. EBIT	-5.8	-2.1
Exceptional items per kg (EUR)	-0.59	-0.13

Price achievement/reference price	96%	110%
Contract share	70%	34%
Superior share	94%	92%

Financial results
Operational EBIT amounted to EUR 5.9 million in the third quarter (EUR 11.5 million), which was EUR 0.60 per kg (EUR 0.69). Results in the quarter have been impacted by low harvest volume and high cost due to biological issues.

Financial EBIT amounted to EUR 17.9 million (EUR 6.1 million).

Price and volume development
The reference price in local currency was up by approximately 59% in the third quarter of 2016 compared to the third quarter of 2015. This is due to strong demand and lower supply.

High contract share for the quarter, following the reduction in harvest volume, negatively impacted the price achievement for the third quarter compared to spot prices. In the third quarter of 2015, contract contribution was positive.

The third quarter harvest volume was 9 811 tonnes gutted weight which is a significant decrease from the corresponding quarter in 2015 (16 586 tonnes). Harvest volumes in the third quarter of 2016 were negatively impacted by health issues and early harvest due to gill disease and sea-lice challenges in prior quarters. Growth has improved in the third quarter due to a reviewed feeding strategy, but this was more than offset by high mortality in certain areas.

© Marine Harvest Group	14

Q3|2016

Costs and operations
Several of the sites harvested in the quarter had a high cost level. Biological costs per kg increased by 36% in the third quarter of 2016 compared to the corresponding quarter in 2015. This is mainly caused by increased health and feed costs. Other seawater costs have also increased due to negative scale effects.

Non-seawater costs per kg harvested increased in the third quarter of 2016 compared to the third quarter of 2015 due to higher costs related to incident based mortality. Incident based mortality of EUR 5.8 million was recognized in the quarter (EUR 2.1 million), mainly related to gill disease and sea-lice treatment losses. Although the sea-lice situation in the third quarter has been challenging, increased efficiency of treatments has resulted in a significant reduction of sea-lice numbers compared to the second quarter of 2016 and the third quarter of 2015.

The recent weakening of the GBP towards the NOK is expected to have positive market effects for Marine Harvest Scotland. Prior biological challenges continue to contribute to a high cost level for salmon of Scottish origin. The ongoing restructuring process and a strong focus on feeding and improved growth aim to make Marine Harvest Farming Scotland more streamlined and cost-efficient. However, we expect high costs also in the fourth quarter of 2016.

© Marine Harvest Group	15

Q3|2016

Salmon of Canadian origin

EUR million	Q3 2016	Q3 2015

Operational EBIT	27.0	1.2
EBIT	41.7	6.4

Harvest volume (GWE)	10 284	8 668

Operational EBIT per kg (EUR)	2.63	0.14
- of which Markets	0.20	0.14
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	0.0	-1.2
Exceptional items per kg (EUR)	0.00	-0.14

Price achievement/reference price	99%	100%
Contract share	0%	0%
Superior share	88%	91%

Financial results
Operational EBIT amounted to EUR 27.0 million in the third quarter (EUR 1.2 million), which was EUR 2.63 per kg (EUR 0.14). The increase in Operational EBIT compared to the third quarter of 2015 is to a large extent due to improved spot market prices. However, improved growth resulting in larger fish and a higher harvest volume, as well as larger fish fetching a higher price, also contributed significantly to the improved results.

Financial EBIT amounted to EUR 41.7 million (EUR 6.4 million).

Price and volume development
The North American market for fresh whole Canadian salmon remained strong in the third quarter due to low export volumes from the Chilean market into the US.
The average price per lb gutted weight (Urner Barry 10-12 lb) was USD 3.39 per lb, which is an increase of 44% from USD 2.36 in the third quarter of 2015.
Price achievement in the third quarter was 1% below the reference price (price achievement was at the reference price in the third quarter of 2015). There were no contracts for salmon of Canadian origin in the third quarter of 2016 or 2015. The superior share was 88% in the quarter (91%).
Harvested volume was 10 284 tonnes gutted weight in the third quarter, an increase from the comparable quarter last year (8 668 tonnes). The increase is due to improved growth and larger size of harvested fish, as well as a slight increase in production compared to the third quarter of 2015.

© Marine Harvest Group	16

Q3|2016

Costs and operations
Marine Harvest Canada has reduced cost in the third quarter of 2016 compared to the same period last year. Biological costs per kg salmon harvested in the quarter decreased by 1.5% compared to the third quarter of 2015. The main drivers for the positive cost development are better growth, better feed conversion rate, less time spent in sea and improved health cost. Biological cost per kg was at the same level as in the second quarter.

Health costs still remain low in Canada. No incident-based mortality has been recognized in the quarter (EUR 1.2 million).

© Marine Harvest Group	17

Q3|2016

Salmon of Chilean origin

EUR million	Q3 2016	Q3 2015

Operational EBIT	9.9	-13.3
EBIT	15.4	-13.5

Harvest volume (GWE)	6 894	18 425

Operational EBIT per kg (EUR)	1.44	-0.72
- of which Markets	0.43	0.13
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	0.0	0.0
Exceptional items per kg (EUR)	0.00	0.00

Price achievement/reference price	104%	114%
Contract share	18%	9%
Superior share	95%	87%

Financial results
Operational EBIT amounted to EUR 9.9 million in the third quarter (EUR -13.3 million) which was EUR 1.44 per kg (EUR -0.72). A strong price increase compared to the third quarter of 2015 is the main driver behind the increased results. The price increase is mainly caused by significant reduced harvest volumes as a result of the algal bloom described in the previous quarterly reports.

Financial EBIT amounted to EUR 15.4 million (EUR -13.5 million).

Price and volume development
The Urner Barry reference price for Chilean salmon was up by 53% compared to the third quarter of 2015. This is mainly a result of lower harvesting volumes in the industry following the algal bloom.

North America remains the most important market for salmon of Chilean origin. Shortage of Chilean salmon in general has driven prices to record-high levels. Increased prices in the US and Asia have reduced Brazilian consumption in the quarter.
Price achievement for Chilean salmon exceeded the reference price in the quarter. The contract share was 18% in the quarter, equal to the third quarter of 2015.

Harvested volume was 6 894 tonnes gutted weight in the third quarter (18 425 tonnes). The significant reduction from the comparable quarter in 2015 is a result of the algal bloom.

Costs and operations
Compared to the third quarter of 2015, costs per kg harvested fish in our Chilean operations have increased in the third quarter of 2016, due to negative scale effects on costs following lower harvest volumes. Cost in box was USD 5.32 per kg in the third quarter of 2016. Production has been lower than the comparable quarter due to less biomass in sea.
There were no incident based mortality losses in the third quarter of 2016 or 2015.

© Marine Harvest Group	18

Q3|2016

Salmon of Irish origin

EUR million	Q3 2016	Q3 2015

Operational EBIT	4.6	3.1
EBIT	1.9	-5.0

Harvest volume (GWE)	2 901	3 411

Operational EBIT per kg (EUR)	1.60	0.90
- of which Markets	0.01	0.00
- of which Consumer Products	0.02	0.04

Exceptional items incl in op. EBIT	-1.0	-2.4
Exceptional items per kg (EUR)	-0.33	-0.71

Price achievement/reference price	na	na
Contract share	80%	76%
Superior share	91%	84%

Operational EBIT amounted to EUR 4.6 million in the third quarter (EUR 3.1 million), which was EUR 1.60 per kg (EUR 0.90 per kg). Achieved prices were 15% higher in the third quarter of 2016 than in the third quarter of 2015, and at the same level as in the second quarter of 2016.

Financial EBIT amounted to EUR 1.9 million (EUR (5.0) million).

The challenges due to harsh weather conditions from the first quarter still continue to impact the cost. Compared to the same quarter last year, cost per kg is up by 4.5%. The application of biological controls to minimize sea lice and AGD have also contributed towards increased costs but are proving to be highly effective. Harvest volume was 2 901 tonnes gutted weight (3 411 tonnes).

Incident based mortality of EUR 1.0 million was recognized in the third quarter of 2016 (EUR 2.4 million).

© Marine Harvest Group	19

Q3|2016

Salmon of Faroese origin

EUR million	Q3 2016	Q3 2015

Operational EBIT	9.0	-0.1
EBIT	10.4	1.6

Harvest volume (GWE)	2 684	0

Operational EBIT per kg (EUR)	3.37	0.00
- of which Markets	0.16	0.00
- of which Consumer Products	0.00	0.00

Exceptional items incl in op. EBIT	0.0	0.0
Exceptional items per kg (EUR)	0.00	0.00

Price achievement/reference price	105%	0%
Contract share	0%	0%
Superior share	89%	0%

Operational EBIT amounted to EUR 9.0 million (EUR -0.1 million), which was EUR 3.37 per kg. There was no harvesting in the first three quarters of 2015.

Financial EBIT amounted to EUR 10.4 million (EUR 1.6 million).

The majority of the harvested salmon in the third quarter of 2016 was sold to Russia, USA and China. The prices in Russia remain high due to the boycott of the Norwegian salmon.

Cost on harvested fish is down by 16% compared to the second quarter. This is mainly caused by reduced health cost, partially offset by increased feed cost.

In 2016, a 4.5% fee on harvesting revenue has been applied by the authorities in the Faroe Islands. In the third quarter of 2016, the fee negatively impacted Operational EBIT by EUR 0.7 million.

© Marine Harvest Group	20

Q3|2016

Consumer Products

EUR million	Q3 2016	Q3 2015

Operating revenues	321.2	260.1

Operational EBIT	2.2	4.6
Operational EBIT %	0.7%	1.8%
EBIT	17.9	12.7

Volume sold (tonnes product weight)	29 621	25 116

Exceptional items	0.0	0.0

Volume share salmon	78%	73%
Revenue share salmon	82%	78%

Please note that the Operational EBIT for salmon in Consumer Products is also included in the results per country of origin.
Financial results
Operational EBIT for Consumer Products was EUR 2.2 million (EUR 4.6 million). The Operational EBIT margin was 0.7% (1.8%). The significant increase in raw material prices adversely impacted earnings in Consumer Products.

Financial EBIT amounted to EUR 17.9 million (EUR 12.7 million).

For our Fresh operations in France, Operational EBIT has increased compared to the third quarter of 2015 as a result of improved sales prices and increased volume. In the UK, results for our Rosyth plant were at break-even for the third quarter of 2016. This is a significant improvement from the previous quarter, as well as the third quarter of 2015, when the results were impacted by preparation costs and start-up costs. Operational EBIT for our Fresh operations in Benelux in the third quarter of 2016 were slightly below the comparable quarter of 2015.

For our Chilled operations, record-high raw material prices heavily impacted the results in the third quarter of 2016 compared to the third quarter of 2015. However, during the quarter we have achieved operational improvements as well as increased sales prices.

Price and volume development
Consumer Products’ operating revenues were EUR 321.2 million (EUR 260.1 million). As for the previous quarters in 2016, average price achieved per sold volume in the third quarter increased compared to the corresponding quarter in 2015 for both our Chilled and Fresh operations.

Total volume sold in the third quarter of 2016 was 29 621 tonnes product weight, which is an increase of 18% compared to the third quarter of 2015. The volume has increased for both Fresh and Chilled sales. Salmon sales volume increased by 33%, and salmon’s share was 78% (73%).

© Marine Harvest Group	21

Q3|2016

We are experiencing good growth in the German, Benelux and South European markets. In the French market, sales to traditional retail customers are increasingly difficult following the high prices. This is reflected in reduced promotions and decreased salmon consumption in France. A compensating effect is increased sales to French discount retailers. In the UK, we are experiencing strong growth due to full range production for a major retail customer. We continue our efforts to grow sales through the introduction of new products and through cross-selling of existing products.

Costs and operations
Our Fresh operations were profit-making, while our Chilled operations were loss-making in the third quarter.

Consumer Products	Q3 2016
EUR million	Fresh	Chilled	Total
Volume sold (tonnes prod wt)	12 810	16 811	29 621
Operational EBIT	2.6	-0.4	2.2
Operational EBIT per kg (EUR)	0.20	-0.02	0.07

Consumer Products	Q3 2015
EUR million	Fresh	Chilled	Total
Volume sold (tonnes prod wt)	10 262	14 854	25 116
Operational EBIT	-1.7	6.2	4.6
Operational EBIT per kg (EUR)	-0.16	0.42	0.18

For our Fresh operations, higher raw material prices and processing costs have been compensated by improved sales prices. For our Chilled operations, record-high raw material prices significantly offset the effects of factory improvements.

© Marine Harvest Group	22

Q3|2016

Feed

EUR million	Q3 2016	Q3 2015

Operating revenues	140.4	114.2

Operational EBIT	12.4	8.2
Operational EBIT %	8.8%	7.2%
EBIT	12.4	9.8

Feed sold volume	114 685	97 897
Feed produced volume	95 342	91 082

Exceptional items	0.0	0.0

Please note that the Operational EBIT for Feed is also included in the results per country of origin (currently only Norway).
Financial results
Operational EBIT was EUR 12.4 million (EUR 8.2 million) in the third quarter of 2016. The Operational EBIT margin was 8.8% (7.2%).

Financial EBIT amounted to EUR 12.4 million (EUR 9.8 million).

Price and volume development
Operating revenues were EUR 140.4 million in the third quarter (EUR 114.2 million). Volumes sold in the third quarter were 114 685 tonnes, compared to 97 897 tonnes in the third quarter of 2015.

Volumes sold in the third quarter of 2016 accounted for 87% of total feed delivered in our Norwegian farming operations (85% in the third quarter of 2015). The volume increase from the third quarter of 2015 is mainly a result of further improved operational efficiency.

We maintain our focus on further continuing our efficiency improvement projects and our latest plant upgrades have resulted in an annual production capacity of ca. 320 000 tonnes.
Feed prices are set at market terms and benchmarked against third parties. As the largest buyer of salmon feed globally, we are able to efficiently benchmark our own feed towards third party suppliers both with regards to price and quality.

Costs and operations
Operational EBIT per kg increased in the third quarter of 2016 compared to the same quarter last year. The margin in the third quarter was negatively impacted by the increased material prices on feed produced in the second quarter, but sold in the third quarter. The increase on raw material prices in the second quarter was caused by uncertainty regarding the fish meal and oil market following the Peruvian fishing quota for 2016. Other operating costs have been stable compared to the third quarter of 2015.

Given the significant increase in fish feed self-sufficiency, we target further reduction in the third party share of feed going forward. We continue our production of smolt and broodstock diets to reduce the dependency on third party feed purchases in this area.

© Marine Harvest Group	23

Q3|2016

PLANET - SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

Our operations and long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.

Escape prevention
Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimize or eliminate escapes. Unfortunately, there were 2 escape incidents in the third quarter. The incidents occurred in Norway, and the estimated number of escaped fish was 6 (in the third quarter of 2015, there were 4 escape incidents in Norway and 1 in Scotland, with 3 900 escaped fish in total).

Fish health
Pancreas Disease (PD): 2 new sites were diagnosed with PD in Norway in the third quarter, compared to 4 in the third quarter of 2015. 2 new sites were diagnosed with PD in Ireland in the third quarter, compared to 1 in the third quarter of 2015. No new sites were diagnosed with PD in Scotland in the third quarter of 2016 or 2015.

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Paramoeba perurans can cause AGD, with elevated mortality and reduced performance. Since 2013, the amoeba has also been found in Norway. The presence of the amoeba increases with higher seawater temperatures. Treatments were carried out in several of our farming entities. Marine Harvest's fish health teams and seawater production departments take immediate action when AGD appears.

Infectious Salmon Anaemia (ISA): In the third quarter of 2016, ISA has been a concern in Region North in Norway, with increased cost and losses due to the ISA outbreak confirmed in the second quarter. Our monitoring and surveillance continues and we maintain strict measures to immediately harvest out sites with ISA.

Lice management
Marine Harvest actively works to reduce the sea lice load in all farming units. Canada and regions North, South and West in Norway reported higher sea lice levels at the end of the third quarter of 2016 compared to the end of the third quarter of 2015. Scotland, Chile, Ireland, Faroes and Region Mid in Norway reported decreases compared to the third quarter of 2015.

The capacity of non-medicinal solutions has increased in the operating units, reducing the dependency on medicinal treatments. Extensive development and testing of non-medicinal tools and methods continues in collaboration between Marine Harvest's Global R&D and Technical department and operating units.

SRS a growing concern for salmon farming in Chile
Salmonid Rickettsial Septicaemia (SRS) is caused by an intracellular bacterium. It occurs mainly in Chile and over the recent months we have seen a significant increase in the need for treatment. SRS is treated using licensed antibiotics and is the primary reason for our use of antibiotics in our operations. In the third quarter, treatment was carried out at several sites in Chile. SRS is currently a major biological concern in Chilean salmon farming. A new vaccine was launched in the first quarter. The industry has positive expectations, but the effect under commercial conditions is still to be verified.

Medicine use
Marine Harvest focuses on preventing the development and spread of infectious diseases. If fish get infected, they are treated with approved medicines. In the third quarter, our use of antibiotics was 19 grams per ton biomass produced compared to 41 grams per ton in the third quarter of 2015.

Additional farms ASC certified
In 2013, we announced our commitment to have 100% of our farms ASC certified by 2020. As of the close of the third quarter of 2016 we had 52 sites certified (41 in Norway, 3 in Chile, 3 in Ireland, 3 in Canada and 2 in Scotland).

Several additional sites have been audited and are expected to be certified in 2016. Marine Harvest is taking the lead in ASC implementation and we are committed to demonstrate an environmentally responsible development in our organization.

For further information regarding sustainability and biological risk management, reference is made to the 2015 Annual Report.

© Marine Harvest Group	24

Q3|2016

GUIDING PRINCIPLE - ISSUE	AMBITION	Q3 2016 Achievement
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	Two escape incidents and 6 fish lost (four incidents with 3 900 fish lost in the third quarter of 2015)

Ensure healthy stocks minimizing diseases and losses in the farming activities	Monthly survival rate of at least 99.5% within 2020	Average survival rate in the quarter of 98.3% (98.8% in the third quarter of 2015)

© Marine Harvest Group	25

Q3|2016

PEOPLE - SAFE AND MEANINGFUL JOBS
The safety, self-respect and personal pride of our employees cannot be compromised if Marine Harvest is to succeed as a company and maintain good relationships with local communities.

Employee Health and Safety
In the third quarter, the Group recorded 72 Lost Time Incidents (LTIs), which is a decrease from 81 in the third quarter of 2015. Measured in LTIs per million hours worked (rolling average), the figure is 9.43 (12.47). Absenteeism has increased to 6.6% from 5.3% in the same quarter of 2015. Initiatives have been made to reduce sick leave in relevant entities.

Global employee survey
In the third quarter, the results of the Global Employee Survey “Share your views” were presented and shared with the business units. The response rate across the group was 82%, and all Business Units participated, in total 8 353 employees in 21 countries. The survey shows organizational strengths in areas of training and resources, and development opportunities in areas of leadership and collaboration across units. Our employees will be involved in the action planning for improvements going forward.

Qmarine
Qmarine is Marine Harvest’s global system for group standards. The aim of Qmarine is to ensure that we act in a responsible and consistent way throughout the company, by the use of Group Policies, Required Approaches and Best Practices.

In the third quarter, we launched an updated version of Qmarine, with a new structure in line with our 4P’s; Profit, People, Planet and Product. The areas of HR, Communication and Finance are now added into the system.

Code of Conduct
Our Code of Conduct applies for employees, subsidiaries, affiliates and suppliers. Marine Harvest has launched a separate Code of Conduct for Suppliers, based on the principles in the general code of conduct, with the aim of raising awareness and simplifying implementation and follow-up audits.

International Mobility
During the third quarter, a total of 37 employees were on different types of international assignments in the group.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q3 2016 Achievement
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked was 9.43. Programs are in place to reduce the number.

Healthy working environment	Absenteeism < 4%	Absenteeism of 6.6% in the quarter.

© Marine Harvest Group	26

Q3|2016

PRODUCT - TASTY AND HEALTHY SEAFOOD
We aim to continually deliver healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.

Consumer Products in Europe
In October, a large Dutch retail chain responsible for approximately 60 % of the sales of fresh fish in the Netherlands, made salmon their “hero” in the "Think Fish" campaign promoting sustainably sourced fish.
"Think Fish Week" is a common initiative of Marine Stewardship Council (MSC), Aquaculture Stewardship Council (ASC) and World Wildlife Fund (WWF). The objective of this initiative is to encourage consumers to choose fish from certified sustainable fisheries and responsible aquaculture. By making a conscious choice for certified sustainable fish, fish lovers contribute to keeping fish stocks in the oceans and seas at a healthy level and to protect vulnerable coastal areas. For the first time this year, "Think Fish Week" was held in the Netherlands and Belgium at the same time.
Marine Harvest supplied the salmon coming from our ASC approved farms and was featured in a TV commercial which aired on several Dutch TV channels.
Our branding and product development efforts continue
Ducktrap
Ducktrap River of Maine, our smoked seafood facility in the US, continues to expand business and strengthen its market position as a leader in the US smoked seafood category. The Ducktrap brand remains a trusted, well-recognized and preferred brand among discerning customers and chefs in the US, with a 5% increase in sales volumes in the third quarter of 2016 compared to the third quarter of 2015.

Skin-packed products in the US
Our fresh skin-packed products in the US market continue the positive development with a growth of 4.3% compared to the second quarter of 2016. Third quarter sales were approximately
1 560 tonnes product weight for all species.

New Dallas plant to open in the fourth quarter
We are experiencing strong demand in the US market, and several retailers are showing great interest in our products. Our new Dallas plant is expected to open towards the end of the fourth quarter. The new plant will improve market access to an area of the US which today has limited access to fresh fish. Another benefit from the new plant is specially designed machinery for value added products, which will be utilized in our product development efforts for new and existing customers.

Rebel Fish
We continued our efforts to grow Rebel Fish in the third quarter. The Rebel Fish packaging has undergone a makeover, with a positive effect on the sale of the product. With our new Dallas plant, we will also be able to reach middle America with our Rebel Fish products.

© Marine Harvest Group	27

Q3|2016

marineharvest
marineharvest
NORWEGIAN HOT SMOKED
SALMON
NATURAL
125g
Selection
COLD SMOKED SALMON
HOT SMOKED
FISCHZUCHT
asc
ZERTIFIZIERT
ASC-AQUA.ORG

DUCKTRAP

Signature Style

Kendall Brook®

DUCKTRAP RIVER® of MAINE

Keep Refrigerated at 38°F (3°C) or less.

Use within four days of opening.

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WHOLE FOODS MARKET® RESPONSIBLY FARMED 3rd PARTY VERIFIED

Smoked Atlantic Salmon

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NATURAL SOURCE of OMEGA-3

NATURALLY SMOKED IN MAINE

Antibiotic Free | No Added Hormones | Gluten Free

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NET WT 4 OZ (113g)

Mowi
Our premium brand, Mowi continued the positive development in the Asian market in the beginning of the third quarter of 2016, but as market prices have increased significantly, it has been challenging to maintain the momentum for this premium product in the third quarter.

ASC
Marine Harvest is a proud partner of ASC which aims to be the world's leading certification and labeling program for responsibly farmed seafood. The ASC's primary role is to manage the global standards for responsible aquaculture, which were developed by the WWF Aquaculture Dialogues. Currently, Marine Harvest has 52 certified ASC farms, and we are aiming to have all our farms ASC certified by 2020. ASC certification is important for Marine Harvest, because we will be certified against the strictest environmental standard available for farmed salmon.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q3 2016 Achievement
Food quality and safety	Supply seafood with valuable health benefits for its quality and documented safety	Health targets met

Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs.	Continuous effort with existing brands

© Marine Harvest Group	28

Q3|2016

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER
Marine Harvest Norway has not applied for flexible MAB scheme
As described in the report for the second quarter, the Norwegian authorities made an offer to Norwegian salmon farmers for a pilot scheme of flexible maximum allowed biomass. After due consideration, including length of the trial period, cost, potential output and sustainability, Marine Harvest decided to not apply.

Status for development licenses in Norway
Marine Harvest Norway has applied for a total of 34 development licenses for 4 concepts. In total, Norwegian authorities have received applications for 353 development licenses for 41 concepts. The Norwegian Directorate for Fisheries is still working on processing applications for 320 licenses for 36 of the concepts, including all of Marine Harvest Norway's applications.

New COO Farming Norway and Chile
Marine Harvest has decided to strengthen the management team within the Farming segment. Due to biological challenges and succession plan for the current COO Farming, the Farming segment within Marine Harvest will be divided into two areas. Per-Roar Gjerde has been appointed new COO Farming Norway and Chile. Per-Roar Gjerde will be part of Marine Harvest's Group management team and report to the CEO. Marit Solberg will continue to lead the farming activities in Scotland, Canada, Ireland and the Faroe Islands. The organizational change will be effective from 1 January 2017.

Regulations in Chile
Chilean authorities have presented part two of the amended regulations for the salmon fish farming industry. Part one of the regulations was described in the report for the second quarter. The industry is yet to assess the full consequences of all the recent complex regulatory changes in Chile, which include a cap on growth, a system of rules regarding sanitary conditions and limitations on maximum stocking density.

Although the intention is good, there is reason to believe that the new regulations will increase the number of sites and cost accordingly. Marine Harvest has encouraged Chilean authorities to develop a regulatory framework which will not jeopardize the competitive power of the Chilean salmon industry, and we will continue to seek a constructive dialog with regulators on this basis.

Submitted planning application for new feed plant
Marine Harvest has submitted planning application to build its new feed plant in Kyleakin, Scotland. The plant is expected to create 55 full time permanent jobs. Estimated capacity is 170 000 tonnes per year, and we expected the plant to be completed in 2018.

Marine Harvest with Leadership classification
CDP is the only global disclosure system for companies, cities, states and regions to manage their environmental impacts and for investors or purchasers to access environmental information for use in financial decisions. Top scores indicate a high level of transparency in the disclosure of climate change-related information, providing investors with a level of comfort to assess corporate accountability and preparedness for changing market demands and emissions regulation. Marine Harvest has been classified with a score of A- meaning that our company's actions represent the best practice to advance environmental stewardship.

Marine Harvest took part in a delegation to Iran
In October, Marine Harvest was part of an official delegation including a number of other Norwegian seafood companies to promote Norwegian seafood in Iran. The delegation was led by Norway's Minister of Fisheries, the Norwegian Ministry of Trade, Industry and Fisheries, and the Norwegian Seafood Council. A number of western sanctions against Iran have recently been lifted. The Iranian salmon market is growing fast and has a huge potential, with 80 million inhabitants looking for healthy alternatives.

HRH Prince Charles visited Marine Harvest Scotland
In October, HRH The Prince of Wales visited Marine Harvest Scotland and the sea site Loch Leven in Scotland. He heard about their use of wrasse, a type of cleanerfish, and its success in reducing sea lice, as well as the part it played in helping the farm meet the tough requirements of ASC certification. In 2015, Loch Leven became the first salmon farm in the UK to achieve ASC certification. For more information about lice management and ASC certifications, please see the Planet section of this report.

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Photo: Iain Ferguson © 2016

Marine Harvest awarded for the annual report
Marine Harvest was awarded bronze in the Farmand Award, the annual event to name the best annual report in Norway. For the third year in a row, Marine Harvest was on the podium in the Farmand Award.

Dividend of NOK 2.30 per share
The Board of Directors has decided to pay out a quarterly dividend of NOK 2.30 per share to the shareholders in the form of repayment of paid in capital.

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Q3|2016

OUTLOOK STATEMENT FROM THE BOARD OF DIRECTORS

The quarterly operational result was another new record for Marine Harvest with positive earnings contributions from all business segments and all farming regions. Seasonally record high salmon prices on the back of strong demand and reduced supply were the main drivers for the unprecedented operational result. The Board is very encouraged by the demand resilience displayed across several key markets. The Board is also pleased to see that Marine Harvest Chile delivered positive operational results. The Feed business area had another record quarter with solid operational performance.
Notwithstanding the impressive earnings from the Farming business area, the challenges in relation to biology and sustainable salmon farming are concerning. In Norway and Scotland the ongoing sea lice pressure is the major concern. Mortality rates have been higher than forecast, average harvest weights have been reduced and overall biomass growth has been curtailed. 2016 has therefore been an extraordinary year for both Marine Harvest and the market in general. The Board acknowledges the passion amongst the people in Marine Harvest to bring the company and the industry forward. The efforts of keeping adult female sea lice at target levels are a prerequisite to overcome the challenge and the organization embraces the deployment of several non-medicinal lice treatment tools.
The Board is pleased to see that the Chilean farming operation delivered a profitable quarter. Salmon prices in the American and Asian markets have increased significantly and production costs have recently been reduced subsequent to the algal bloom in March 2016. However, the biological issues seen in Chile over the past few years remind us of the lack of adequate industry structure and area management. Biological and sanitary control are of utmost importance to bring the Chilean salmon industry forward. The Board acknowledges the recent initiatives by the Chilean authorities to amend the regulations of the industry and would welcome any potential additional changes mirroring the regulations currently in place in other salmon producing countries.
The Canadian operations continue to deliver very good results. Earnings were solid and the biological performance remains favorable. The seawater temperature in Canada is colder than in many other farming regions which alleviate some of the biological pressures evident in other farming regions. The Faroes also experiences very good results with sound environmental control. 2016 harvest volumes in both of these regions have been good. The Board believes that sharing of best practices and exchange of competence amongst the farming regions will continue to be important in the periods ahead. Marine Harvest’s strategy of being present in all key salmon farming regions globally reinforce the company’s ability to overcome the current challenges and lead the way forward.
The Board is pleased to see that many of the business entities within Consumer Products deliver satisfactory results in a market with high raw material prices. The quarterly break-even results of the Rosyth plant in Scotland were comforting and show that the new management team has executed well on the improvement plan. The factories within Consumer Products which produce fresh elaborated products are better positioned as sales are mostly spot based. The dynamics are different within the chilled elaborated segment where many of the customer relationships are contract based with fixed prices. Nonetheless, the product development and innovative packaging seen within Consumer Products enhance customer satisfaction and drive penetration rates of salmon.
The market demand for salmon has been unparalleled in 2016. The market has shown impressive demand resilience on high salmon prices which has emphasized the unique and strong position salmon has gained. Lack of large sized salmon from Norway and Scotland, and a shortage of volumes from Chile have changed some of the product flows of salmon. European processors have adapted to lower sized fish and capitalized on the opportunity to promote tailored made elaborated products. Despite the global supply reduction, consumption in Asia continues to grow. The growth is even more impressive taking into account that the market is predominantly spot based, hence in value terms Asia is developing very favorably. Progress in the US market is also encouraging and the Board is pleased to see that the new Dallas plant will open soon. The tremendous market potential in the US is undisputed and the new plant will capture some of that opportunity by improving market access to an area of the US which today has limited availability of fresh fish.
Feed continues to set new production and earnings records. The Board is pleased to see how the Feed operation develops and the recent progress made on the new planned feed factory in Scotland.
The supply growth for 2017 is expected to increase by approximately 3% by Kontali Analyse. As such, the market balance is expected to remain tight. The 12 month forward Nasdaq price continues to increase to new records. The forward price for the next 12 months is currently EUR 7.4 per kg (NOK 68 per kg), up by EUR 1.0/kg in the last quarter.
A quarterly dividend of NOK 2.30 per share will be issued under the authorization granted by the Annual General Meeting. The dividend will be distributed in the form of repayment of paid in capital.

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SUMMARY YEAR TO DATE

•	Operational EBIT of EUR 440.8 million. Financial EBIT of EUR 646.9 million.

•	Harvest volume of 280 987 GWE.

•	Estimated volumes for 2016 have been reduced from
400 000 to 381 000 GWE as a result of biological issues.

•	Unprecedented salmon prices on strong demand and reduced supply.

•	Production costs for all regions except Canada have increased in 2016 due to challenging biology and higher feed costs.

•	Operational EBIT in Marine Harvest Chile impacted by exceptional items due to the algal bloom incident.

•	Initiated restructuring process for Marine Harvest Chile. Recognized impairment of fixed assets of EUR 19 million million and a restructuring provision of EUR 2.2 million in the second quarter.

•	Operational EBIT for Consumer Products negatively impacted by increased raw material prices and losses at the Rosyth plant in Scotland.

•	Divestment of all shares in Grieg Seafood with a realized gain of EUR 54.8 million in the second quarter.

•	Establishment of DESS Aquaculture Shipping, a joint venture between Marine Harvest and Deep Sea Supply. The joint venture has contracted a total of two wellboats and one harvest vessel.

•	Net cash flow per share of EUR 0.98, Underlying earnings per share (EPS) of EUR 0.71 and EPS of EUR 0.73.

•	Return on capital employed (ROCE) 23.5%.

•	Net interest-bearing debt (NIBD) of EUR 876.7 million.

•	Dividend of NOK 6.30 per share has been paid out in 2016, as a repayment of paid in capital.

RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2015 Annual report.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

Bergen, November 1, 2016
The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy	Lisbet K. Nærø	Cecilie Fredriksen	Ørjan Svanevik
CHAIRMAN OF THE BOARD	DEPUTY CHAIR OF THE BOARD

Paul Mulligan	Jean-Pierre Bienfait	Birgitte Ringstad Vartdal

Lars Eirik Hestnes	Stein Mathiesen	Unni Sværen	Alf-Helge Aarskog
CHIEF EXECUTIVE OFFICER

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Forward looking statements

This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, future capital expenditures and investments and the expected returns therefrom, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market,  demographic and pricing trends, strategic initiatives, financial target (including ROCE and NIBD), planned operational expenses, product demand and trends, supply trends, expected price levels, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s annual report on Form 20-F for the year ended December 31, 2015, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

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INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Presentation currency for the Group has been changed from NOK to EUR from January 1, 2016. Please refer to Note 13 for further information.

Unaudited, in EUR million	Note	Q3 2016	Q3 2015	YTD Q3 2016	YTD Q3 2015	2015

Revenue	4	849.1	747.8	2 485.6	2 251.4	3 112.4

Cost of materials		-425.0	-425.3	-1 294.1	-1 258.6	-1 770.3
Fair value uplift on harvested fish	5	-212.2	-105.4	-567.4	-345.5	-457.6
Fair value adjustment on biological assets	5	303.7	151.8	781.0	240.0	467.7
Salaries and personnel expenses		-109.3	-103.9	-318.0	-308.3	-427.1
Other operating expenses		-118.5	-110.3	-342.6	-329.4	-443.2
Depreciation and amortization		-34.7	-35.1	-105.9	-105.0	-139.8
Onerous contract provisions		5.6	-2.8	-10.8	7.8	-0.7
Restructuring cost		0.0	-0.9	-4.6	-15.4	-15.2
Other non-operational items		0.0	-0.1	1.3	2.5	2.4
Income from associated companies		15.2	10.4	41.6	12.6	23.4
Impairment losses		-0.3	0.0	-19.4	-3.1	-6.8

Earnings before financial items (EBIT)		273.6	126.4	646.9	148.9	345.3

Interest expenses	7	-12.1	-9.6	-36.2	-35.3	-46.5
Net currency effects	7	14.2	-30.3	13.0	-0.7	4.2
Other financial items	7	-46.8	-43.6	-140.3	-13.3	-52.9

Earnings before tax		229.0	43.0	483.4	99.7	250.1

Income taxes		-71.1	-20.5	-155.0	-32.8	-91.6

Earnings for the period, continued operations		157.9	22.5	328.4	66.8	158.5

Profit from discontinued operations, net of tax		0.0	0.0	0.0	-0.2	-0.2

Profit or loss for the period		157.9	22.5	328.4	66.6	158.3

Other comprehensive income
Change in fair value of cash flow hedges		0.0	-1.2	0.0	-3.7	-3.6
Income tax effect fair value of cash flow hedges		0.0	0.3	0.0	1.0	1.0
Currency translation differences		43.8	-100.9	54.6	-47.8	-54.4
Currency translation differences non-controlling interests		0.0	0.0	0.0	0.1	0.1

Items to be reclassified to P&L in subsequent periods:		43.8	-101.8	54.6	-50.5	-57.0

Actuarial gains (losses) on defined benefit plans, net of tax		0.0	0.0	0.0	0.0	-0.9
Other gains and losses in comprehensive income		0.1	0.3	0.0	-0.9	2.1

Items not to be reclassified to profit and loss:		0.1	0.3	0.0	-0.9	1.2

Other comprehensive income, net of tax		43.9	-101.4	54.6	-51.4	-55.8

Total comprehensive income in the period		201.8	-78.9	382.9	15.2	102.5

Profit or loss for the period attributable to
Non-controlling interests		0.0	0.0	-0.2	0.0	0.1
Owners of Marine Harvest ASA		157.9	22.6	328.6	66.6	158.2

Comprehensive income for the period attributable to
Non-controlling interests		0.0	0.0	-0.2	0.1	0.1
Owners of Marine Harvest ASA		201.8	-78.9	383.1	15.1	102.4

Basic and diluted earnings per share (EUR)	8	0.35	0.05	0.73	0.15	0.36
Dividend declared and paid per share (NOK)		3.20	1.30	6.30	3.80	5.20

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CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in EUR million	Note	9/30/2016	6/30/2016	12/31/2015	9/30/2015
ASSETS
Licenses		757.6	748.4	746.6	724.1
Goodwill		270.5	263.5	259.0	260.5
Deferred tax assets		7.7	10.6	11.5	17.3
Other intangible assets		29.4	28.3	27.6	18.3
Property, plant and equipment		972.7	949.5	963.7	951.7
Investments in associated companies		158.2	133.7	123.9	107.2
Other shares and other non-current assets		5.6	4.9	2.5	2.3

Total non-current assets		2 201.8	2 138.9	2 134.9	2 081.3

Inventory		271.4	276.2	277.7	261.0
Biological assets	5	1 362.2	1 200.6	1 140.2	1 032.2
Current receivables		540.4	490.7	569.8	508.2
Cash		66.0	90.3	71.8	71.5

Total current assets		2 240.0	2 057.7	2 059.4	1 873.0

Asset held for sale		1.5	1.8	1.8	0.9

Total assets		4 443.3	4 198.4	4 196.1	3 955.2

EQUITY AND LIABILITIES
Equity	1 967.9	1 920.9	1 894.6	1 879.8
Non-controlling interests	0.6	0.6	0.9	0.9

Total equity	1 968.4	1 921.5	1 895.6	1 880.7

Deferred tax liabilities	449.8	414.1	391.8	341.6
Non-current interest-bearing debt	947.0	923.3	1 071.4	976.3
Other non-current liabilities	368.6	316.4	221.5	130.5

Total non-current liabilities	1 765.5	1 653.7	1 684.6	1 448.4

Current interest-bearing debt	0.1	0.1	0.2	13.4
Other current liabilities	709.3	623.1	615.7	612.7

Total current liabilities	709.4	623.2	615.9	626.2

Total equity and liabilities	4 443.3	4 198.4	4 196.1	3 955.2

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CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

2016	Attributable to owners of Marine Harvest ASA								Non-controlling interests	Total equity
Unaudited, in EUR million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Trans-lation effect	Total
Equity 01.01.2016	351.8	1 075.9		6.1	160.4	300.4		1 894.6	0.9	1 895.6
Comprehensive income
Profit						328.6		328.6	-0.2	328.4
Other comprehensive income					42.3	12.3		54.6		54.6
Transactions with owners
Share based payment				-2.2		-2.7		-4.9		-4.9
Business combinations minority interests						-0.8		-0.8	-0.2	-1.0
Repayment of paid in capital		-304.2						-304.2		-304.2
Total equity end of period	351.8	771.7	0.0	3.9	202.7	637.8		1 967.9	0.6	1 968.4

2015	Attributable to owners of Marine Harvest ASA								Non-controlling interests	Total equity
Unaudited, in EUR million	Share capital	Other paid in capital	Cash flow hedge reserve	Shared based payment	Foreign currency translation reserve	Other equity reserves	Trans-lation effect	Total
Equity 01.01.2015	342.9	1 051.0	2.7	3.4	73.6	164.6		1 638.1	1.8	1 639.9
Comprehensive income
Profit						158.2		158.2	0.1	158.3
Other comprehensive income			-2.7		86.8	-140.0		-55.8	0.1	-55.8
Translation effect *)	-24.4	-92.5		-0.2		85.1	32.0	0.0		0.0
Transactions with owners
Share based payment				2.9				2.9		2.9
Sale of non-controlling interests									-1.0	-1.0
Bond conversion	33.3	373.4						406.7		406.7
Repayment of paid in capital		-255.9						-255.9		-255.9
Treasury shares						0.5		0.5		0.5
Total Equity 31.12.2015	351.8	1 075.9	0.0	6.1	160.4	268.4	32.0	1 894.6	0.9	1 895.6

*) As described in Note 13, presentation currency for the group has been changed to EUR from January 1 2016, with retrospective effect on comparative figures to the extent practicable. Equity per January 1, 2015 has been translated to EUR using the EUR/NOK closing rate applicable for the same date. As a result, a translation effect occurs on each component of equity. In addition, a translation effect will occur in the comprehensive income as a result of different exchange rates used in the financial position and the comprehensive income. Translation effect related to comprehensive income is shown as a separate item in the statement of change in equity for 2015. As of January 1, 2016 this translation effect is included in the opening balance of other equity reserves.

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Unaudited, in EUR million	Q3 2016	Q3 2015	YTD Q3 2016	YTD Q3 2015	2015
Earnings before taxes (EBT)	229.0	43.0	483.4	99.7	250.1

Interest expense	12.1	9.6	36.2	35.3	46.5
Currency effects	-14.2	30.3	-13.0	0.7	-4.2
Other financial items	46.8	43.6	140.3	13.3	52.9
Net fair value adjustment and onerous contracts	-97.1	-43.6	-202.8	97.7	-9.3
Income/loss from associated companies	-15.2	-10.4	-41.6	-12.6	-23.4
Depreciation and impairment losses	35.0	35.1	125.2	108.1	146.6
Change in working capital	-19.7	-34.2	90.3	-66.6	-146.2
Taxes paid	-7.8	-2.1	-82.2	-57.3	-68.3
Restructuring and other non-operational items	-1.4	-7.1	-4.5	-7.3	-9.8
Other adjustments	-0.8	0.0	-1.2	-0.5	-1.5

Cash flow from operations	166.6	64.0	530.0	210.4	233.3

Proceeds from sale of fixed assets	0.4	0.9	0.8	4.7	5.5
Payments made for purchase of fixed assets	-50.0	-44.0	-141.9	-155.4	-215.8
Proceeds from associates and other investments	1.0	1.4	16.2	44.5	44.0
Proceeds from sale of shares	0.0	0.0	52.3	0.0	0.0
Purchase of shares and other investments	-1.3	-3.8	-2.8	-4.1	-22.0

Cash flow from investments	-50.0	-45.5	-75.4	-110.2	-188.3

Proceeds/redeemed from/to convertible bond	0.0	0.8	0.0	-38.6	318.2
Proceeds from new interest-bearing debt	14.0	64.9	14.0	96.9	93.0
Down payment of interest-bearing debt	0.0	-2.6	-151.8	-3.6	-224.7
Net interest and financial items paid	-5.3	-7.0	-16.4	-27.9	-39.5
Realized currency effects	5.2	6.7	-0.9	-9.2	-15.9
Repayment of paid in capital	-155.2	-63.7	-304.2	-188.4	-255.9
Other financing items	0.0	0.0	0.0	0.0	0.5

Cash flow from financing	-141.3	-1.0	-459.3	-170.8	-124.4

Change in cash in the period	-24.7	17.5	-4.7	-70.6	-79.4
Cash - opening balance 1)	78.7	52.2	60.1	133.2	133.2
Currency effects on cash - opening balance	1.5	-7.1	0.1	0.0	6.4

Cash - closing balance 1)	55.5	62.6	55.5	62.6	60.1

1) Excluded restricted cash

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SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION

Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies.

These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented. The interim report is unaudited.

Note 2 ACCOUNTING PRINCIPLES

All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2015 (as published on the OSE on April 1, 2016, and as filed publicly with the SEC on April 1, 2016). No new standards have been applied in 2016.

Presentation currency for the Group has been changed from NOK to EUR from January 1, 2016, with retrospective application on comparative figures. Please refer to Note 13 for more details. Functional currency for Marine Harvest ASA has also been changed from NOK to EUR from January 1, 2016.

Significant fair value measurements in accordance with IFRS 13:

Biological assets
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.

Biomass beyond this is measured at fair value, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each Business Unit.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the Business Unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.

Derivative financial instruments and other shares
Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are valued at fair value on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date.

Conversion liability component of convertible bond
The conversion liability component is, subsequent to initial recognition, measured at fair value. The measurement is categorized into Level 2 in the fair value hierarchy, using a valuation technique based on observable data.

Note 3 ESTIMATES AND RISK EXPOSURE

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognized amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting. All changes in estimates are reflected in the financial statements as they occur.

Marine Harvest is exposed to a number of risk factors: Operational risks, strategic risk, reporting risk and compliance risk. The Risk Management section in the 2015 Annual Report contains a detailed description of risks and mitigation actions.

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Note 4 BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized into three Business Areas, Feed, Farming and Sales and Marketing. Feed and Farming are separate reportable segments. Sales and Marketing is divided in two reportable segments, Markets and Consumer Products.

The performance of the segments is monitored to reach the overall objective of maximizing the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).

The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

Unrealized internal margin from sale of fish feed from Feed to Farming is eliminated in the Group financial statements until the fish that consumed the feed is sold. In the segment reporting the internal profit is included in Operational EBIT for Business Area Feed, and the elimination is included in EBIT.

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
EUR million			Markets	Consumer Products
Q3 2016
External revenue	5.1	14.1	517.3	313.6	0.0	0.0	850.0
Internal revenue	135.4	551.1	169.2	7.6	3.1	-866.3	0.0
Operational revenue	140.4	565.2	686.4	321.2	3.1	-866.3	850.0
Gain/loss from derivatives 1)	0.0	-16.0	-5.7	0.0	3.7	17.0	-1.0
Revenue in profit and loss	140.4	549.2	680.7	321.2	6.8	-849.4	849.1
Operational EBITDA	13.5	178.1	19.6	7.5	-4.1	0.0	214.6
Operational EBIT	12.4	151.9	18.5	2.2	-5.1	0.0	179.9
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-18.2	-18.2
Gain/loss from derivatives	0.0	-15.0	-5.7	16.0	4.5	0.0	-0.2
Fair value adjustment on biological assets	0.0	303.8	0.0	0.0	0.0	0.0	303.7
Fair value uplift on harvested fish	0.0	-212.2	0.0	0.0	0.0	0.0	-212.2
Onerous contract provisions	0.0	5.6	0.0	0.0	0.0	0.0	5.6
Restructuring cost	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-operational items	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income from associated companies	0.0	15.2	0.0	0.0	0.0	0.0	15.2
Impairment losses	0.0	0.0	0.0	-0.3	0.0	0.0	-0.3
EBIT	12.4	249.2	12.8	17.9	-0.5	-18.2	273.6

Q3 2015
External revenue	0.2	20.9	475.6	253.6	1.5	0.0	751.8
Internal revenue	114.1	440.5	88.1	6.4	9.8	-659.0	0.0
Operational revenue	114.2	461.4	563.8	260.1	11.3	-659.0	751.8
Gain/loss from derivatives	0.0	-8.0	0.0	0.0	-4.0	8.0	-4.0
Revenue in profit and loss	114.2	453.5	563.8	260.1	7.3	-651.0	747.8
Operational EBITDA	10.3	71.6	18.2	10.3	2.5	0.0	113.0
Operational EBIT	8.2	46.1	17.3	4.6	1.7	0.0	77.9
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-2.9	-2.9
Gain/loss from derivatives	0.0	-8.0	0.0	8.0	-1.7	0.0	-1.7
Fair value adjustment on biological assets	1.6	150.4	0.0	0.0	-0.2	0.0	151.8
Fair value uplift on harvested fish	0.0	-105.4	0.0	0.0	0.0	0.0	-105.4
Onerous contract provisions	0.0	-2.8	0.0	0.0	0.0	0.0	-2.8
Restructuring cost	0.0	0.2	0.0	0.1	-1.2	0.0	-0.9
Other non-operational items	0.0	-0.1	0.0	0.0	0.0	0.0	-0.1
Income from associated companies	0.0	10.4	0.0	0.0	0.0	0.0	10.4
Impairment losses	0.0	-0.1	0.0	0.1	0.0	0.0	0.0
EBIT	9.8	90.9	17.3	12.7	-1.5	-2.9	126.4

1) Q3 adjustment includes EUR -5.7 million (same amount year to date) of net gains on currency derivatives related to sales contracts presented as financial items in the consolidated statement of comprehensive income, and EUR 4.7 million (EUR -0.4 million year to date) of change in unrealized salmon derivatives presented as revenue in the consolidated statement of comprehensive income.

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Q3|2016

BUSINESS AREAS	Feed	Farming	Sales and Marketing		Other	Eliminations	TOTAL
EUR million			Markets	Consumer Products
YTD Q3 2016
External revenue	10.9	38.6	1 487.1	952.2	2.8	0.0	2 491.7
Internal revenue	263.4	1 544.9	463.7	21.4	12.3	-2 305.7	0.0
Operational revenue	274.3	1 583.5	1 950.8	973.6	15.2	-2 305.7	2 491.7
Gain/loss from derivatives 1)	0.0	-14.5	-5.7	0.0	-2.1	16.2	-6.1
Revenue in profit and loss	274.3	1 569.0	1 945.1	973.6	13.1	-2 289.5	2 485.6
Operational EBITDA	22.8	456.1	58.0	13.2	-3.4	0.0	546.7
Operational EBIT	17.3	378.2	54.9	-3.2	-6.4	0.0	440.8
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-16.9	-16.9
Gain/loss from derivatives	0.0	-13.2	-5.7	14.8	5.2	0.0	1.2
Fair value adjustment on biological assets	-0.2	782.5	0.0	0.0	-1.3	0.0	781.0
Fair value uplift on harvested fish	0.0	-567.3	0.0	0.0	-0.2	0.0	-567.4
Onerous contract provisions	0.0	-10.8	0.0	0.0	0.0	0.0	-10.8
Restructuring cost	0.0	-4.6	0.0	0.0	0.0	0.0	-4.6
Other non-operational items	0.0	1.3	0.0	0.0	0.0	0.0	1.3
Income from associated companies	0.0	41.6	0.0	0.0	0.0	0.0	41.6
Impairment losses	0.0	-18.9	-0.2	-0.3	0.0	0.0	-19.4
EBIT	17.1	589.1	49.0	11.3	-2.7	-16.9	646.9

YTD Q3 2015
External revenue	0.4	64.3	1 414.7	770.3	4.8	0.0	2 254.4
Internal revenue	217.3	1 343.5	256.1	25.1	26.4	-1 868.4	0.0
Operational revenue	217.7	1 407.8	1 670.8	795.4	31.2	-1 868.4	2 254.4
Gain/loss from derivatives	0.0	-6.3	0.0	0.0	-3.0	6.3	-3.0
Revenue in profit and loss	217.7	1 401.4	1 670.8	795.4	28.2	-1 862.0	2 251.4
Operational EBITDA	20.0	261.6	53.2	27.3	0.0	0.0	362.1
Operational EBIT	13.4	185.7	50.7	9.9	-2.6	0.0	257.1
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-0.8	-0.8
Gain/loss from derivatives	0.0	-6.3	0.0	6.3	-6.2	0.0	-6.2
Fair value adjustment on biological assets	0.0	240.5	0.0	0.0	-0.5	0.0	240.0
Fair value uplift on harvested fish	0.0	-345.4	0.0	0.0	-0.1	0.0	-345.5
Onerous contracts provisions	0.0	7.8	0.0	0.0	0.0	0.0	7.8
Restructuring cost	0.0	-9.5	0.0	-4.8	-1.2	0.0	-15.4
Other non-operational items	0.0	2.5	0.0	0.0	0.0	0.0	2.5
Income from associated companies	0.0	12.7	0.0	-0.2	0.0	0.0	12.6
Impairment losses	0.0	-3.4	0.0	0.2	0.0	0.0	-3.1
EBIT	13.4	84.5	50.7	11.5	-10.5	-0.8	148.9

2015
External revenue	3.1	88.3	1 894.8	1 128.4	6.5	0.0	3 121.1
Internal revenue	317.0	1 822.7	379.7	35.8	39.9	-2 595.2	0.0
Operational revenue	320.1	1 911.0	2 274.5	1 164.2	46.4	-2 595.2	3 121.1
Gain/loss from derivatives	0.0	-10.2	-0.7	0.0	-8.0	10.2	-8.7
Revenue in profit and loss	320.1	1 900.8	2 273.8	1 164.2	38.4	-2 584.9	3 112.4
Operational EBITDA	30.5	339.1	68.9	42.9	5.1	0.0	486.6
Operational EBIT	21.5	238.5	65.5	19.6	1.7	0.0	346.8
Change in unrealized internal margin	0.0	0.0	0.0	0.0	0.0	-2.2	-2.2
Gain/loss from derivatives	0.0	-10.2	-0.7	10.2	-11.8	0.0	-12.5
Fair value adjustment on biological assets	0.0	480.4	0.0	0.0	-12.7	0.0	467.7
Fair value uplift on harvested fish	0.0	-457.1	0.0	0.0	-0.4	0.0	-457.6
Onerous contract provisions	0.0	-0.7	0.0	0.0	0.0	0.0	-0.7
Restructuring cost	0.0	-9.3	0.0	-4.7	-1.2	0.0	-15.2
Other non-operational items	0.0	2.4	0.0	0.0	0.0	0.0	2.4
Income from associated companies	0.0	23.6	0.0	-0.2	0.0	0.0	23.4
Impairment losses	0.0	-4.4	0.0	-1.3	-1.1	0.0	-6.8
EBIT	21.5	263.0	64.8	23.7	-25.5	-2.2	345.3

© Marine Harvest Group	40

Q3|2016

Note 5 BIOLOGICAL ASSETS

EUR million	Norway	Scotland	Canada	Chile	Other	TOTAL

Fair value adjustment on harvested fish in the statement of comprehensive income
Q3 2016	-162.6	-21.1	-25.2	9.0	-12.4	-212.2
Q3 2015	-68.3	-16.9	-5.9	-6.2	-8.0	-105.4
YTD Q3 2016	-421.7	-51.6	-70.2	0.1	-24.0	-567.4
YTD Q3 2015	-263.4	-34.8	-19.8	-12.6	-15.0	-345.5
2015	-352.2	-43.7	-25.9	-15.7	-20.1	-457.6

Fair value adjustment on biological assets in the statement of comprehensive income
Q3 2016	224.5	31.9	39.9	-3.6	10.9	303.7
Q3 2015	120.5	11.3	11.1	5.9	3.0	151.8
YTD Q3 2016	522.0	77.1	99.4	47.9	34.9	781.0
YTD Q3 2015	170.4	25.4	23.0	1.7	19.6	240.0
2015	375.3	41.5	36.6	0.9	13.3	467.7

Volumes of biomass in sea (1 000 tonnes)
30.09.2016						251.0
30.06.2016						228.5
31.12.2015						275.4
30.09.2015						276.7

Fair value adjustment on biological assets in the statement of financial position

30.09.2016
Fair value adjustment on biological assets	357.9	38.6	49.0	19.2	23.6	488.3
Biomass at cost*						873.9
Total biological assets						1 362.2

30.06.2016
Fair value adjustment on biological assets	282.5	29.6	34.8	13.9	25.1	385.9
Biomass at cost*						814.6
Total biological assets						1 200.6

31.12.15
Fair value adjustment on biological assets	236.5	17.9	19.0	-29.5	0.3	244.3
Biomass at cost*						895.9
Total biological assets						1 140.2

Reconciliation of changes in carrying amount of biological assets

Carrying amount 01.07.2016						1 200.6
Cost to stock						392.0
Change in fair value						303.7
Fair value adjustment on harvested biomass						-212.2
Mortality for fish in sea						-19.3
Cost of harvested fish						-323.2
Currency translation differences						20.6

Total carrying amount of biological assets as of 30.09.2016						1 362.2

Price sensitivities effect on fair value

The sensitivities are calculated based on a EUR 0.1 change of the salmon price in all markets (fish between 1-4 kg is measured proportionately based on their level of completion).
	12.0	1.9	1.7	1.1	0.9	17.6
* Includes costs related to seawater, freshwater, broodstock and cleaningfish

© Marine Harvest Group	41

Q3|2016

Note 6 EXCEPTIONAL ITEMS

EUR million	Q1 2016	Q2 2016	Q3 2016	YTD 2016
Sea lice mitigation MH Norway	15.5	17.2	22.1	54.9
Incident based mortality MH Norway	2.6	1.5	11.5	15.6
Incident based mortality MH Scotland	-0.2	0.0	5.8	5.6
Incident based mortality MH Canada	0.0	0.0	0.0	0.0
Incident based mortality, costs directly attributable to algal bloom and other exceptional items MH Chile	9.5	3.8	0.0	13.3
Incident based mortality MH Faroes	0.2	0.3	0.0	0.5
Incident based mortality MH Ireland	1.8	0.2	1.0	2.9
Exceptional items in Operational EBIT	29.5	22.9	40.4	92.8

Note 7 FINANCIAL ITEMS

EUR million	Notes	Q3 2016	Q3 2015	YTD Q3 2016	YTD Q3 2015	2015
Net interest expenses		-12.1	-9.6	-36.2	-35.3	-46.5

Net currency effect on long term positions		-4.9	-25.8	-4.7	9.7	8.7
Net currency effects on short term positions		-3.2	17.4	-13.3	-1.3	7.1
Net currency effects on short term currency hedges		23.5	-17.9	32.2	-3.1	-1.1
Net currency effects on long term currency hedges		-1.2	-3.9	-1.2	-5.9	-10.6
Net currency effects		14.2	-30.3	13.0	-0.7	4.2

Change in fair value financial instruments		6.0	-12.3	7.0	-5.7	-0.5
Change in fair value conversion liability component of convertible bonds	9	-52.4	-31.3	-147.3	-20.7	-65.6
Net other financial items		-0.4	0.1	0.0	13.2	13.2
Other financial items		-46.8	-43.6	-140.3	-13.3	-52.9

Total financial items		-44.7	-83.4	-163.5	-49.3	-95.2

Note 8 EARNINGS PER SHARE

Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.

Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of conversion liability component, adjusted for estimated taxes. Average diluted number of shares is also affected by the share price based bonus call options to senior executives.

The conversion liability component on the 2014 convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was anti-dilutive, and the convertible bond is therefore not included in diluted EPS. The conversion liability component on the 2015 convertible bond was "in the money" at the end of the reporting period, but the effect on EPS was anti-dilutive, and the convertible bond is therefore not included in diluted EPS.

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Q3|2016

Note 9 CONVERTIBLE BONDS

EUR million
	Statement of financial position			Statement of comprehensive income
	Non-current interest-bearing debt	Conversion liability components		Net interest expenses	Other financial items
		2014-bond	2015-bond
Initial recognition
EUR 375 mill 2014-bond	309.8	59.0
EUR 340 mill 2015-bond	283.1		51.6

Subsequent measurement

Recognized 2014 and 2015
Interest effects	21.5			-26.9
Change in fair value of conversion liability components		87.1	11.8		-99.0
Net recognized 2014 and 2015				-26.9	-99.0

Recognized 2016
Q1 and Q2 2016
Coupon interest				-1.8
Amortized interest	11.5			-11.5
Change in fair value of conversion liability components		77.4	17.4		-94.8

Q3 2016
Coupon interest				-0.9
Amortized interest	5.9			-5.9
Change in fair value of conversion liability components		41.0	11.4		-52.4

Net recognized end of period	631.8	264.6	92.2	-20.2	-147.3

The value of the debt liability component and conversion liability component were determined at issuance of the bond. The fair value of the debt liability component was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount was the fair value of the conversion liability component at initial recognition.

The carrying amount of the debt liability component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current financial liabilities in the statement of financial position.

Note 10 SHARE CAPITAL

	No of shares	Share capital (EUR million)	Other paid in capital (EUR million)
Share Capital
Issued at the beginning of 2016	450 085 652	351.8	1 075.9
New shares issued
Repayment of paid in capital			-304.2
Issued at the end of period	450 085 652	351.8	771.7

Treasury Shares			Cost (EUR million)
Treasury shares at the beginning of 2016	0		0
Treasury shares purchased in the period	594 621		8.2
Treasury shares sold in the period	-594 621		-8.2
Treasury shares end of period	0		0

© Marine Harvest Group	43

Q3|2016

Note 11 SHAREHOLDERS

Major shareholders as of 30.09.2016 :

Name of shareholder	No. of shares	%
Geveran Trading Co Ltd	79 551 603	17.67%
Folketrygdfondet	31 300 236	6.95%
Clearstream Banking S.A.	22 335 235	4.96%
State Street Bank & Trust Co.	10 912 967	2.42%
J.P. Morgan Bank Luxembourg S.A.	10 370 308	2.30%
State Street Bank & Trust Co.	9 639 897	2.14%
Citibank N.A.	8 235 738	1.83%
State Street Bank & Trust Co.	8 139 741	1.81%
State Street Bank & Trust Co.	7 284 436	1.62%
Invesco Funds	6 767 216	1.50%
Jupiter European Fund	5 644 000	1.25%
State Street Bank & Trust Co.	5 148 611	1.14%
J.P. Morgan Chase Bank N.A, London	4 163 991	0.93%
Periscopus AS	4 000 000	0.89%
J.P. Morgan Chase Bank N.A, London	3 993 528	0.89%
Verdipapirfondet DNB Norge (IV)	3 707 631	0.82%
KLP Aksjenorge Indeks	3 631 560	0.81%
Varma Mutual Pension Insurance	3 200 000	0.71%
State Street Bank & Trust Company	3 189 663	0.71%
J.P. Morgan Chase Bank N.A, London	3 159 919	0.70%
Total 20 largest shareholders	234 376 280	52.07%
Total other	215 709 372	47.93%
Total number of shares 9/30/2016	450 085 652	100%

Note 12 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)

© Marine Harvest Group	44

Q3|2016

Note 13 PRESENTATION CURRENCY

The Group changed its presentation currency from NOK to EUR from January 1, 2016, with retrospective application on comparative figures according to IAS 8 and IAS 21 to the extent practicable. The change was made to reflect that EUR is the predominant currency in the Group, accounting for more than 50% of net cash flow. Marine Harvest has managed its cash flow in EUR and used EUR as its main financing currency since the establishment of the Group in 2006. The change will make the presentation currency consistent with a significant part of the Group’s cash flow, cash flow management and financing.

Comparison figures in the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows have been re-presented to reflect the currency rates of transactions in foreign currencies at the date of the transactions. The re-presentation of the statement of cash flow impacts the classification between currency translation adjustments and other components of cash flow.

The different components of assets and liabilities in EUR correspond to the amount published in NOK translated at the EUR/NOK closing rate applicable at the end of each reporting period. The same relates to the equity as a whole. As such, the change in presentation currency has not impacted the measurement of assets, liabilities, equity or any ratios between these components, such as debt to equity ratios. However, ratios that combine elements of profit and loss and the statement of financial position, may change when recalculated in EUR as a result of different currency rates being applied to elements of profit and loss (currency rates at the date of the transactions) and the statement of financial position (closing rates) respectively.

Translation adjustments and cumulative translation adjustments have been presented as if the Group had used EUR as the presentation currency also for the comparative figures. The recalculation of currency translation adjustments in EUR has an impact on the allocation of equity for comparable periods, between currency translation adjustments and other components of equity. These effects are described in the consolidated statement of changes in equity. The Group has no material effects relating to reclassification of accumulated currency translation adjustments from equity to profit and loss in the comparative figures.

© Marine Harvest Group	45